Exhibit 3

Script of Statement by Gregory Gibbs at ECB Bancorp Shareholders Meeting

My name is Gregory Gibbs who, along with my family and the estate of my mother, is the largest shareholder of common stock of ECB Bancorp owning more than 13% of the Company. As many of you know, I am a former director of the Company, having resigned in September 2011 after 17 years of service as a member of the board of directors of the bank and the Company. This statement I am about to read has the approval and endorsement of my family, and I suspect that a number of my fellow shareholders may share the same concerns. In short, my family is concerned about the performance of management and the financial results of the Company and we believe a leadership change is needed. In support of this belief, I want to highlight a few facts that I believe are strong evidence of the need for a change in direction of the Company.

1.	On July 1, 2009, our Company’s stock price closed at a price of $19.50 per share. That July 1st date almost three years ago is relevant because it also marks the date that Mr. Utz assumed the positions of President, CEO, and director of our Company. Since that date in July of 2009, the stock has lost approximately 52% of its value, dropping from a price of $19.50 per share when he took office to a price of $9.35 per share as of close of the market on this past Monday.

2.	Prior to 2009, the Company had consistently produced year after year of profits. During fiscal year 2008, which is the year before Mr. Utz took office, the Company earned $3.4 million in net income, or $1.19 per share. For 2011, the Company lost $2,568,000 which was only reduced by an income tax credit of $1,544,000. Net loss per share was $0.73.

3.	From 2010 to 2011, the Company’s total assets were essentially flat, increasing only 0.2%. Last year, the Company’s total loans decreased by 12.5%, or approximately $71 million, which indicates a decrease in loan activity. Yet, salaries increased from $8.3 million in 2009 to $9.8 million in 2010 and to $10.9 million in 2011. Salaries therefore increased from 2010-2011 by a little more than $1 million; while shareholders lost $2.5 million. I am all in favor of compensating our employees well, but in times of declining earnings I have a difficult time understanding these levels of increase.

Additionally, according to the Company’s proxy statement, the top 3 executives, Messrs. Utz, Crowder, and Burson each received salary increases from 2010 to 2011. Mr. Utz’s salary was increased by $26,425, Mr. Crowder’s salary was increased by $35,000, and Mr. Burson’s increased by $14,583. Collectively, this represents an approximate 13% increase in the top 3 executives’ salaries during 2011 over what was paid in 2010. The total, combined annual compensation during 2011 for these three executives was approximately $826 thousand according to the Company’s proxy statement for this annual meeting. Per the terms of Mr. Utz’s publicly available employment agreement, Mr. Utz agreed to an annual base salary of $259,700 beginning in January of 2010. Yet, since that time, his salary has been increased over 17%, which occurred during a time when the Company lost money in two consecutive years. I simply do not understand this. I am in full support of rewarding management when they produce positive returns for the shareholders, but increasing salaries for the top 3 executives at a time when the Company is losing money seems wrong to me.

4.	Bluntly stated, it is my belief that the Company is being driven down the wrong path, which is not in the best interest of shareholders or the communities this Bank has served since the 1920s. In my opinion, management seems to have totally forgotten the shareholders of this Company, and the Company is being driven in a disastrous direction. As a case in point, under Mr. Utz’s leadership, the Company spent almost $2 million in an aborted attempt to raise capital from private equity firms who would have taken control of more than 50% of our Company at what I believed to be an inadequate price, thereby diluting both the ownership interests and value of all the other shareholders’ stock.

Now, let me ask you a question. If I spent almost $2 million of YOUR money on a deal without iron-clad binding agreements from which the other parties could NOT withdraw, would you be happy? Would you TRUST me to lead you? Would you have CONFIDENCE in me?

5.	Moving on, the Company remains a participant in the Treasury’s TARP Capital Purchase Program having received $17.9 million from our government. While I was a director I opposed the Company’s participation in the TARP program. Now, I am not pointing this out to criticize our board of directors for making the decision to participate in the program, as doing so did improve the capital position of the Company. What I am concerned about is this: the TARP program imposes executive compensation restrictions on the Company’s senior executive officers and I am concerned that these restrictions very well may be unduly influencing alternative strategic opportunities that may become available to the Company. For instance, because of the Company’s participation in the Treasury’s TARP program, our executive officers are prohibited from receiving any severance or “golden parachute” payments should there be a change in control of the Company. Put more simply, this means that our executive officers may not be entitled to receive certain severance payments or change in control payments that they may otherwise be entitled to receive if we did NOT have TARP money. In other words, our executives may not get their “pay day” if the Company is acquired or they are terminated while the Company has TARP funds. I must ask myself and the other shareholders this question: is this fact influencing what type of transaction, investment or merger or other strategic option that the Company might consider or has considered? Are certain transactions being avoided even though they may be in the best interest of ALL our shareholders? I have no reason to believe that this is the case, however, I just point out that this may be a weakness in our current governance structure. It seems to me that the Chairman of the Board’s Executive Committee should not be Mr. Utz, who would clearly have a conflict of interest should an alternative strategic opportunity become available for our Company and its shareholders. If the board does not take affirmative action on the recommendations I am about to make, I would propose at a minimum that Mr. Utz be removed from the executive committee to assure there is no potential conflict or even the appearance of such. This is a sound corporate governance suggestion. The Company should have a committee devoted to strategic alternatives composed entirely of non-employee directors, and that committee should be the first point of contact for all discussions regarding strategic transactions.

6.	My purposes here today are direct and simple. My family and I, as the largest shareholder of ECB Bancorp, are disappointed with the financial results management has produced over the last three years. I am sure we are not alone in that regard. While no single person is individually responsible for our Company’s performance, just as when our government does not perform up to expectations, or when the coach of our favorite football team does not produce winning results, the blame for our Company’s poor performance over the last two years must lie with its leadership, who ultimately has the responsibility of guiding our Company in the right direction.

I ask in open meeting today for the resignation of Mr. Utz, and failing that, for the board of directors to consider terminating Mr. Utz as president and chief executive officer and to ask for his resignation as a director of ECB Bancorp and The East Carolina Bank. Mr. Utz has had three years to assemble his management team and produce the financial results that we as shareholders expect from our investment. Unfortunately, Company management has not performed up to expectations. I trust, as they do with all shareholder requests, that the members of the board of directors will give appropriate consideration to this request and do what is in the best interest of all the shareholders based on the Management team’s record of prior performance.

7.	I should also let you know that Mr. Art Keeney, our former President and CEO, when approached regarding these matters indicated a willingness, if asked, to assume the positions of President and CEO once again, on an interim basis, until permanent and qualified executive management can be obtained, to return the Company to profitability.

8.	I thank you for your consideration of these issues that affect the lives of so many of us as shareholders of the Company. I respectfully request that this Statement be reflected in full in the minutes of this meeting and I offer a copy of this Statement to the Secretary of the Company for that purpose and have copies available for any shareholder interested in receiving a copy.